1925 W. Field Court, Suite 300
Lake Forest, IL  60045

August 17, 2012

United States Securities and Exchange Commission
Washington, D.C.  20549
Attention:  Jim B. Rosenberg

Re:         Akorn, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 15, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 10, 2012
Form 8-K Dated February 28, 2012
Filed March 5, 2012
Form 8-K Dated December 22, 2011
Filed December 30, 2011
File No. 001-32360

Dear Mr. Rosenberg

Akorn, Inc. (“Akorn” or “we”) is submitting this response to the written comments of the staff of the Securities and Exchange Commission (the “Commission”), dated July 20, 2012, in relation to the above filings and our previous communications with the Commission.  We once again acknowledge that:
●	Akorn is responsible for the adequacy and accuracy of the disclosure in its filings
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
●	Akorn may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below is the heading and text of each comment followed by our response:

Form 10-K for the Fiscal Year Ended December 31, 2011

General
1.
In many of your responses you provide what appears to be proposed revised disclosure to be included in future filings; however, you do not consistently indicate your intent to do so. Please confirm for us your intent to include all proposed revised disclosures in future periodic reports.

Response:  We confirm our intention to include all proposed revised disclosures in our future periodic reports.

August 17, 2012	Page 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 23

2.
We acknowledge your response to our prior comment 2. With respect to the revenue growth attributable to new products and the re-launch of dormant products to capitalize on market opportunities, please expand your proposed revised disclosure to discuss more fully the drug shortage trend. Your disclosure should include a discussion of the nature and causes of this market shortage, management’s assessment of this trend, similar to that which you included in response to our prior comment 1, further details of the estimated impact on the company’s financial results attributed to this trend, and the expected duration of this trend, as you have disclosed in your March 6, 2012 earnings call. Please see Item 303(a)(3)(ii) and (iii) of Regulation S-K.

Response:  Set forth below is our proposed revised narrative which quantifies the changes attributable to price changes, to volume changes, to acquisitions, and to new and re-launched products.  We have added a paragraph to describe the drug shortage situation, as has been requested.  However, we would like to note that quantifying the amount of our revenue directly attributable to drug shortages now and in future periods has certain challenges.  Such shortages can come and go over fairly brief time periods, and can apply to both our re-launched products and existing products, making it difficult to identify how much revenue was related to shortages and how much was from “normal” business.  Further, revenue that may initially be the result of filling market shortages can become more permanent if our ability to supply gains us a more favorable market position relative to our competitors.

During the latter portions of 2011, we re-launched various dormant products, primarily to capitalize on market shortage opportunities, and were able to easily quantify the revenue attributable to those products.  But identifying how much of our overall revenue was the result of addressing market shortages is an entirely different undertaking.  To the extent we are able to determine that our revenue increases or decreases are due to changing market supply conditions, we will disclose this fact in our future filings:

COMPARISON OF TWELVE MONTHS ENDED DECEMBER 31, 2011 AND 2010

Our revenues were $136.9 million in 2011, an increase of $50.5 million, or 58.5%, compared to 2010. This increase in revenue was related to a number of factors, including the acquisition of AVR, increased sales of existing products through sales efforts and share gains from market shortages, introduction of new products, and price increases for certain products.  Of the $50.5 million increase in revenues, $17.4 million was related to new products and the re-launch of dormant products to capitalize on market opportunities, $13.2 was due to increased sales of existing products, $5.0 million was related to selected price increases, and $14.9 million was related to acquisitions, partially offset by a decline of $5.2 million related to our strategic decision to exit the biologics & vaccines segment in March 2010.

As it relates to our reportable segments, the increase in revenue for our ophthalmic segment was primarily due to the AVR acquisition and sales volume increases for our existing products.  The increase in revenue in our hospital drugs & injectables segment was primarily due to re-launches and new products, along with volume increases for existing products.  The decline in contract segment revenues was due to refocusing our manufacturing plants on producing Akorn-branded products, along with the loss of AVR as a contract customer upon our acquisition of this business in May 2011.

August 17, 2012	Page 3

The market shortages are related to a number of factors, including current good manufacturing practice (“cGMP”) issues experienced by various competing drug companies and competitors’ strategic decisions to cease manufacturing various products.  We monitor market conditions and attempt to respond to market opportunities, such as those provided by market shortages.  However, it is difficult to predict the duration and severity of market shortage for most drugs, and our revenues and gross profit margins may fluctuate accordingly.

Notes to Consolidated Financial Statements

Note C – Allowance for Customer Deductions, page 48

3.
Please revise your proposed disclosure provided in response to prior comment 8 to indicate that you record the estimated promotion reduction to revenue at the later of the date which the revenue is recognized or the date the sales incentive is offered under ASC 605-50-25-3. Otherwise, please explain how your accounting complies with this guidance.

Response: Set forth below is our revised policy disclosure to be added to the appropriate notes in our future quarterly and annual filings with the SEC:

Advertising and Promotional Allowances to Customers: The Company routinely sells its non-prescription ophthalmic and other drug products to major retail drug chains.  From time to time, the Company may arrange for these retailers to run in-store promotional sales of the Company’s products.  The Company reserves an estimate of the dollar amount owed back to the retailer, recording this amount as a reduction to revenue at the later of the date on which the revenue is recognized or the date the sales incentive is offered. When the actual invoice for the sales promotion is received from the retailer, the Company adjusts its estimate accordingly.

For our treatment of advertising and promotional expenses paid to customers, we referred to guidance contained within ASC 605-50, Customer Payments and Incentives.

Note F – Financing Arrangements
Convertible Notes, page 49

4.
We acknowledge your response to prior comment 9. As previously requested, please provide us proposed revised disclosure that is consistent with your response that clarifies where your notes are traded.

Response: Set forth below is a revised version of the opening three paragraphs of Note F to our Annual Report on Form 10-K for the year ended December 31, 2011, including a discussion of the market for our Convertible Notes.  We will incorporate the revised language in our future periodic reports filed with the Commission:

Convertible Notes

August 17, 2012	Page 4

On June 1, 2011, the Company closed on its offering of $120.0 million aggregate principal amount of 3.50% Convertible Senior Notes due 2016 (the “Notes”) which includes $20.0 million in aggregate principal amount of the Notes issued in connection with the initial purchasers’ full exercise of their over-allotment option. The Notes are governed by the Company’s indenture with Wells Fargo Bank, National Association, as trustee (the “Indenture”).  The Notes were offered and sold only to qualified institutional buyers.  The net proceeds from the sale of the Notes were approximately $115.3 million, after deducting underwriting fees and other related expenses.

The Notes have a maturity date of June 1, 2016 and pay interest at an annual rate of 3.50% semiannually in arrears on June 1 and December 1 of each year, beginning on December 1, 2011.  The Notes are convertible into Akorn’s common stock, cash or a combination thereof at an initial conversion price of $8.76 per share, which is equivalent to an initial conversion rate of approximately 114.1553 shares per $1,000 principal amount of Notes.  The conversion price is subject to adjustment for certain events described in the Indenture, including certain corporate transactions which will increase the conversion rate and decrease the conversion price for a holder that elects to convert its Notes in connection with such corporate transaction.

The Notes are not listed on any securities exchange or on any automated dealer quotation system, but are traded on a secondary market made by the initial purchasers. The initial purchasers of the Notes advised the Company of their intent to make a market in the Notes following the offering, though they are not obligated to do so and may discontinue any market making at any time.  As of December 31, 2011, the Notes were trading at 144.25% of their face value, resulting in a total market value of $173.1 million compared to their face value of $120.0 million.  The actual conversion value of the Notes is based on the product of the conversion rate and the market price of the Company's common stock at conversion, as defined in the Indenture.  As of December 31, 2011, the Company's common stock closed at $11.12 per share, resulting in a pro forma conversion value for the Notes of approximately $152.3 million.  Increases in the market value of the Company’s common stock increase the Company’s obligation accordingly.  There is no upper limit placed on the possible conversion value of the Notes.

Note Q – Business Combinations and Other Strategic Investments, page 62

5.	Please revise your proposed disclosure provided in response to prior comment 11 to address the following comments:

●
In the third sentence you continue to use the term “allocation” of fair value which is a concept of the purchase method. Under the acquisition method fair values are determined and assigned to all assets acquired and liabilities assumed, with limited exceptions. Please revise your proposed disclosure to remove the use of the allocation concept.

●
Also in the third sentence you indicate your reliance on third party valuations in determining the fair value of assets acquired and liabilities assumed. To the extent you rely on specific third party valuation firms for each of your material acquisitions, please revise your disclosure to identify the firm and include their consent in each filing incorporated into a registration statement. Please see Question 233.02 of the Compliance and Disclosure Interpretations for the Securities Act Rules. Otherwise, please revise your proposed policy disclosure, consistent with this CDI, to clarify that you take full responsibility for the determination of the fair value of assets acquired and liabilities assumed and to clarify how you utilize third party valuation firms in making this determination.

August 17, 2012	Page 5

Response: Set forth below is our proposed revised disclosure of our policy regarding the accounting for business combinations to be included within our Critical Accounting Policies:

Business Combinations:  Business combinations are accounted for under ASC 805, Business Combinations, using the acquisition method of accounting. The acquisition method of accounting requires an acquirer to recognize the assets acquired and the liabilities assumed at the acquisition date measured at their fair values as of that date.  Fair value determinations are based on discounted cash flow analyses or other valuation techniques.  In determining the fair value of the assets acquired and liabilities assumed in a material acquisition, the Company may utilize appraisals from third party valuation firms to determine fair values of some or all of the assets acquired and liabilities assumed, or may complete some or all of the valuations internally.  In either case, the Company takes full responsibility for the determination of the fair value of the assets acquired and liabilities assumed.  The value of goodwill will be determined as the excess of the fair value of the consideration conveyed to the seller over the fair value of the net assets received.  Under the acquisition method of accounting, the Company will identify the acquirer and the closing date and apply applicable recognition principles and conditions.

Acquisition-related costs are costs the Company incurs to effect a business combination. The Company accounts for acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received.

6.	We acknowledge your response to prior comment 12. Please address the following additional comments:

●	Please revise your proposed disclosure for the AVR acquisition to remove reference to the allocation of purchase price.

●
Please revise your proposed disclosure for all your acquisitions to clearly disclose the acquisition-date fair value of total consideration transferred as required by ASC 805-30-50-1b. Please exclude from the total consideration transferred the fair value of liabilities assumed in your acquisitions as these liabilities are not consideration you transferred.

●
Please revise your proposed disclosure for all your acquisitions to include your liabilities assumed with the assets you acquired under ASC 805-20-50-1c. See Example 5 at ASC 805-10-55-37 through 55-49.

Response: We have reviewed the applicable accounting guidance and made the necessary changes.  Set forth below is our proposed revised Note Q to our Annual Report on Form 10-K for the year ended December 31, 2011 and the actual Note 13 to our Quarterly Report on Form 10-Q for the period ended June 30, 2012, as filed with the Commission on August 14,2012,  incorporating the requested disclosure changes and corrections.  Our future periodic filings will likewise incorporate these changes.

Annual Report on Form 10-K for the year ended December 31, 2011

Note Q – Business Combinations and Other Strategic Investments

AVR Acquisition

On May 3, 2011, the Company purchased all the outstanding shares of stock of Advanced Vision Research, Inc. (“AVR”), paying $26,011,000 in cash, net of cash held by AVR.  The acquisition of AVR is being accounted for as a business combination.  The purchase price is subject to adjustment based on a working capital guarantee contained in the purchase agreement.  During the quarter ended September 30, 2011, the Company paid an additional $723,000 to reimburse the sellers for the net cash balance in AVR’s bank accounts as of the acquisition date, as required by terms of the AVR purchase agreement.  Akorn has further agreed to reimburse AVR Business Trust, Advanced Vision Research, Inc., Advanced Vision Pharmaceuticals, LLC , and the shareholders of AVR Business Trust (collectively, the “Sellers”) for any incremental income tax expense they should incur related to the parties making an Internal Revenue Code (“IRC”) Section 338(h)(10) election.  In relation to this agreement, the Company paid $734,000 to the Sellers at closing, which represents the Seller’s initial estimate of their incremental income tax burden as a result of the IRC Section 338(h)(10) election.

August 17, 2012	Page 6

The acquisition of AVR is a strategic extension of the Company’s ophthalmic business, allowing the Company to expand its presence in the OTC eye care product space.  The Company is leveraging its existing operating infrastructure that markets products to ophthalmologists, optometrists, and retailers nationwide and also expects to attain cost savings and synergies as the Company continues to integrate the AVR business into its existing operations.

AVR markets a line of OTC eye care products under the TheraTears® brand name.  Akorn had been a contract manufacturer of certain TheraTears® products since 2008.  During 2011, 2010 and 2009, the Company generated revenues of $607,000, $2,113,000 and $1,248,000 from the sale of TheraTears® products to AVR.

Subsequent to its acquisition on May 3, 2011, AVR generated revenues during 2011 of $14.0 million included within the Company’s ophthalmic segment revenue, and generated operating income of approximately $2.0 million.

The following table summarizes the consideration paid for AVR, the total acquisition-related costs incurred by the Company during 2011 in connection with the acquisition, and the fair values of the assets acquired and liabilities assumed.  The total consideration and fair values presented below are subject to resolution of working capital adjustments and final calculation of the amount due the Sellers to cover their incremental tax burden related to the IRS Code Section 338(h)(10) election discussed above.  It is expected that any subsequent change to the final consideration paid will be allocated to goodwill.

(Amounts in thousands)

Consideration:	Initial Estimate	Adjustments Recorded	Current Estimate
Cash paid at closing	$26,011	$—	$26,011
Additional consideration paid	—	723	723
Fair value of total consideration transferred	$26,011	$723	$26,734

Acquisition-related costs:	$246	$—	$246

August 17, 2012	Page 7

Recognized amounts of identifiable assets acquired and liabilities assumed:

Accounts receivable, net	$611	$—	$611
Inventories, net	4,376	(969)	3,407
Prepaid expenses and other current assets	805	—	805
Property and equipment	250	—	250
Goodwill, deductible	14,749	(2,961)	11,788
Trademarks and technology	9,500	—	9,500
Customer relationships	—	3,900	3,900
Estimated additional consideration due	(904)	723	(181)
Accounts payable & other assumed liabilities	(3,376)	30	(3,346)
	$26,011	$723	$26,734

The adjustment to purchase consideration and the fair valuation of acquired assets and assumed liabilities was primarily related to paying to the Sellers an additional cash amount of $723,000, which represented the net cash balance on AVR’s balance sheet on the acquisition date, as well as finalizing the valuation of the acquired intangible assets.

The Company identified Trademarks and technology and Customer relationships as finite-lived intangible assets acquired as part of the AVR acquisition.  Both of these assets were valued based on the projected net present value of future cash flows to be generated from these assets.   Goodwill represents both expected synergies and intangible assets that do not qualify for separate recognition and equals the excess of purchase price over the fair value of the identifiable tangible and intangible assets acquired.  The net tangible assets acquired consist primarily of inventory of approximately $3.4 million, accounts receivable of $0.6 million, prepaid expenses and other currents assets of $0.7 million and property and equipment of $0.3 million.  The fair value of inventory was determined based on its net realizable value which was adjusted to include all net costs allocable to the manufacturing effort.

For income tax purposes, the Company will be able to deduct the goodwill and other intangible assets resulting from the acquisition ratably over 15 years.  Goodwill will not be amortized for book purposes but will be subject to impairment testing.  Other intangible assets are being amortized straight-line over their estimated useful lives, which for Trademarks and technology is 30 years and for Customer relationships is 15 years.

Gross accounts receivable of $2,693,000 acquired as part of the AVR acquisition were recorded net of the following reserves: (i) product returns of $1,845,000; (ii) doubtful accounts of $187,000, and (iii) cash discounts of $50,000.  The product returns reserve is an estimate of future returns of all products historically sold by AVR that are still potentially subject to return by the customer.

Lundbeck Products

On December 22, 2011, the Company entered into an Asset Sale and Purchase Agreement (the “Lundbeck Agreement”) to acquire the NDA rights to three branded, injectable drug products from the U.S. subsidiary of H. Lundbeck A/S (“Lundbeck”) for an estimated purchase price of approximately $63.4 million (the “Lundbeck Acquisition”).  Per terms of the Lundbeck Agreement, the Company made an upfront payment of $45.0 million.  The Company also acquired inventory from Lundbeck for a price of $4.6 million, which was paid early in 2012.  The Company will owe a subsequent milestone payment of $15.0 million in cash to Lundbeck on the third anniversary of closing of the Lundbeck Agreement, for which contingent consideration of $11.3 million was recorded.  The initial purchase consideration and the subsequent milestone payment are subject to a reduction if certain sales targets are not met in the first three years and the subsequent three years post closing. The acquired products include Nembutal®, a Schedule II controlled drug, Diuril® and Cogentin®.  This acquisition adds to the Company’s portfolio of injectable drug products, allowing the Company to leverage its existing sales infrastructure to promote sales of these products.

August 17, 2012	Page 8

The Company has determined that the acquired assets do represent a “business” as defined per Rule 11-01(d) of Regulation S-X and ASC 805, Business Combinations.  Accordingly, the Company has accounted for the Lundbeck Acquisition as a business combination.

During the post-acquisition period of December 22-31, 2011, sales of the products acquired from Lundbeck contributed revenue of $829,000 and gross profit of $745,000 to the Company’s consolidated financial results for 2011.

The following table sets forth the consideration paid related to the Lundbeck Acquisition as of December 31, 2011, the total acquisition-related costs incurred by the Company, and the fair values of the assets acquired and the liabilities assumed (in thousands):

Consideration:
Cash paid at closing	$45,000

Acquisition-related costs:	$50

Recognized amounts of identifiable assets acquired and liabilities assumed:

Product licensing rights	59,525
Inventory	3,825
Fixed assets	50
Cash payable for acquired inventory	(4,559)
Present value of contingent consideration	(11,300)
Assumed liability – unfavorable contract	(2,541)
$45,000

The Company identified Product licensing rights as the only intangible assets acquired in the Lundbeck Acquisition, and expects to amortize this intangible asset straight-line over its anticipated useful life of 15 years for both book and tax purposes.  The contingent consideration of $15.0 million was discounted to present value using a 9% discount rate, which takes into account the Company’s cost of long-term credit.  The “Assumed liability – unfavorable contract” is in relation to a supply agreement assumed by the Company which obligates the Company to acquire more inventory of one of the three acquired products than the Company projects it would be able to sell based on historical sales volumes and future projections.  This liability has been discounted in determining its fair value.

August 17, 2012	Page 9

The tangible assets acquired consist of inventory of approximately $3.8 million and fixed assets of approximately $50,000.   The acquired inventory has been valued below its acquisition cost based on the Company’s determination that not all of the acquired inventory can be sold at least six months prior to its expiration.

The Lundbeck Agreement commits the Company to paying royalties to Lundbeck based on the Company’s future sales of an authorized generic of one of the acquired products.  There are currently generics of this product on the market.  The Lundbeck Agreement calls for payment of royalties equal to 55% of the gross profit margin on sales of this authorized generic for a period of six years following the Company’s initial sale of this generic product.  For purposes of the royalty calculation, brand sales in excess of a specified annual unit volume will be treated as generic sales and will therefore be subject to royalties.  The dollar amount of this royalty commitment cannot be known, as it is subject to future sales prices, volumes and margins.

Quarterly Report on Form 10-Q for the period ended June 30, 2012

Note 13 – Business Combinations

Kilitch Acquisition

On February 28, 2012, Akorn India Private Limited (“AIPL”), a wholly owned subsidiary of Akorn, Inc. (the “Company”) completed and closed on its previously announced acquisition of selected assets of Kilitch Drugs (India) Limited (“KDIL”).  This acquisition (the “Kilitch Acquisition”) was pursuant to the terms of the Business Transfer Agreement (the “BTA”) entered into among the Company, KDIL and the members of the promoter group of KDIL on October 5, 2011.  In accordance with terms contained in the BTA, the Company also closed on a related Product Transfer Agreement between the Company and NBZ Pharma Limited (“NBZ”), a company associated with KDIL.  The primary asset transferred in the Kilitch Acquisition was KDIL’s manufacturing plant in Paonta Sahib, Himachal Pradesh, India, along with its existing book of business.  KDIL was engaged in the manufacture and sale of pharmaceutical products for contract customers in India and for export to various unregulated world markets.  While the Paonta Sahib manufacturing facility is not currently certified by the U.S. Food and Drug Administration (the “FDA”) for exporting drugs to the U.S., the facility was designed with future FDA certification in mind.  Accordingly, the Kilitch Acquisition provided the Company with the potential for future expansion of its manufacturing capacity for products to be sold in the U.S., as well as the opportunity to expand the Company’s footprint into markets outside the U.S.  The Company has determined that the assets acquired through the Kilitch Acquisition constitute a “business” as defined by Rule 11-01(d) of Regulation S-X and ASC 805, Business Combinations.  Accordingly, the Company has accounted for the Kilitch Acquisition as a business combination.

August 17, 2012	Page 10

AIPL paid the equivalent of approximately USD $60.1 million at closing.  Total purchase consideration was approximately $55.2 million which consisted of approximately $51.2 million in base consideration and $4.0 million in reimbursement for capital expenditures made by KDIL between April 1, 2011 and the closing date.  In addition, AIPL paid $3.4 million related to compensation earned from the achievement of acquisition-related milestones by the closing date, and $1.6 million in stamp duties paid to transfer title to the land and buildings at Paonta Sahib from Kilitch to AIPL. In addition to the amounts paid at closing, AIPL expects to owe $3.3 million in additional compensation which is payable based on achievement of certain milestones that the Company determined were probable of achievement.  Accordingly, the Company has recorded this amount as “accrued acquisition related compensation” in its condensed consolidated balance sheet as of June 30, 2012.  The Company may pay up to an additional $1.0 million for future services which will be expensed as the services are provided.  The compensation for acquisition-related milestones and other acquisition costs have been recorded within “acquisition related costs” as part of operating expenses in the Company’s condensed consolidated statement of comprehensive income.  The BTA also contains a working capital guarantee that calls for KDIL or AIPL to reimburse the other party for any shortfall or excess, respectively, in the actual acquired working capital compared to the target working capital as established in the BTA.

The following table sets forth the consideration paid for the Kilitch Acquisition, the acquisition-related costs incurred, and the fair values of the assets acquired and the liabilities assumed (U.S. dollar amounts in thousands):

Consideration:	Initial Fair Valuation	Change in Estimate	Adjusted Fair Valuation
Cash paid	$55,224		$55,224
Less working capital shortfall, due back from sellers	(890)	(138)	(1,028)
	$54,334	(138)	$54,196

Acquisition-related costs:
Stamp duties paid for transfer of land and buildings	$1,583		$1,583
Acquisition-related compensation expense paid	2,247		2,247
Acquisition-related compensation expense accrued but not yet paid	3,475		3,475
Due diligence, legal, travel and other acquisition-related costs	1,576	119	1,695
	$8,881	$119	$9,000

Recognized amounts of identifiable assets acquired and liabilities assumed:
Accounts receivable	$2,130		$2,130
Inventory	1,799		1,799
Land	3,714		3,714
Buildings, plant and equipment	8,474		8,474
Construction in progress	14,231		14,231
Goodwill, non-deductible	21,609	(827)	20,782
Other intangible assets, non-deductible	5,806		5,806
Other assets	38		38
Assumed liabilities	(2,099)		(2,099)
Deferred tax liabilities	(1,368)	689	(679)
	$54,334	$138	$54,196

August 17, 2012	Page 11

The fair values presented above are preliminary pending final valuation of the acquired tangible and intangible assets and final calculation of the working capital settlement between the Company and the acquirees.  The changes in estimate recorded in the quarter ended June 30, 2012 were related to adjustment to the calculated working capital settlement between the Company and the acquirees and a change in the deferred tax liabilities assumed through the business combination.  The additional acquisition-related costs incurred were primarily related to the preparation and audit of historical financial statements of the acquired business for disclosure to the U.S. Securities and Exchange Commission.

Goodwill represents expected synergies and intangible assets that do not qualify for separate recognition.  The Company does not anticipate being able to deduct the value of goodwill for income tax purposes in India and certain of the other acquired intangible assets.  Accordingly, the Company recorded a deferred tax liability as an assumed liability of the acquisition, initially valued at $1,368,000 and subsequently adjusted to $679,000.  For book purposes, the other intangible assets acquired are being amortized over lives of four to five years. Goodwill is not amortized for book purposes but is subject to impairment testing, per Company policy.  The tangible assets acquired consist primarily of construction in progress fair valued at $14,231,000, buildings, plant and equipment fair valued at a combined $8,474,000, land fair valued at $3,714,000, accounts receivable fair valued at $2,130,000 and inventory fair valued at $1,799,000.

The unaudited pro forma results presented below reflect the consolidated results of operation of the Company as if the Kilitch Acquisition had taken place at the beginning of the period presented below.  The pro forma results include amortization associated with the acquired intangible assets and interest on funds used for the acquisition.  The unaudited pro forma financial information presented below does not reflect the impact of any actual or anticipated synergies expected to result from the acquisition.  Accordingly, the unaudited pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transaction been effected on the assumed date (amounts in thousands, except per share data):

Six months ended June 30, 2012
Revenue	$119,008
Net income	13,158
Net income per diluted share	$0.12

The business acquired through the Kilitch Acquisition generated revenue of $6,676,000 and net income of $394,000 during the four-month period from its acquisition through June 30, 2012.  The net income figure excludes the impact of acquisition-related costs incurred by the Company in relation to the Kilitch Acquisition.

August 17, 2012	Page 12

Lundbeck Acquisition

As more fully described in the Company’s 2011 Annual Report on Form 10-K, on December 22, 2011, the Company entered into an Asset Sale and Purchase Agreement (the “Lundbeck Agreement”) to acquire the rights to three branded, injectable drug products from the U.S. subsidiary of H. Lundbeck A/S (“Lundbeck”) for an estimated purchase price of approximately $63.4 million (the “Lundbeck Acquisition”).  Per terms of the Lundbeck Agreement, the Company made an upfront payment of $45.0 million.  The Company also acquired inventory from Lundbeck for a price of $4.6 million, which was paid early in 2012.  The Company will owe a subsequent milestone payment of $15.0 million in cash to Lundbeck on the third anniversary of closing of the Lundbeck agreement.  The initial purchase consideration and the subsequent milestone payment are subject to a reduction if certain sales targets are not met in the first three years and the subsequent three years post closing. The acquired products include Nembutal®, a Schedule II controlled drug, Diuril® and Cogentin®.  This acquisition adds to the Company’s portfolio of injectable drug products, allowing the Company to leverage its existing sales infrastructure to promote sales of these products.  The Company has determined that the acquired assets represent a “business” as defined per Rule 11-01(d) of Regulation S-X and ASC 805, Business Combinations.  Accordingly, the Company has accounted for the Lundbeck Acquisition as a business combination.

The following table sets forth the consideration paid for the Lundbeck Acquisition and the fair values of the assets acquired and the liabilities assumed.  The present value of contingent consideration was initially valued at $11.3 million based on a discount rate of 10.0%.  The Company subsequently determined that a discount rate of 9.0% was more reflective of the Company’s actual cost of capital, and the present value of contingent consideration was adjusted accordingly.  (U.S. dollar amounts in thousands):

Consideration:	Initial Fair Valuation	Change in Estimate	Adjusted Fair Valuation
Cash paid	$49,559		$49,559
Present value of contingent consideration	11,300	300	11,600
Total Purchase Price	$60,859	$300	$61,159

Recognized amounts of identifiable assets acquired and liabilities assumed:
Product licensing rights	$59,525	$300	$59,825
Inventory	3,825		3,825
Fixed assets	50		50
Assumed liability – unfavorable contract	(2,541)		(2,541)
Total Allocation of Purchase Price	$60,859	$300	$61,159

August 17, 2012	Page 13

Form 10-Q for the Quarterly Period ended March 31, 2012
Notes to Condensed Consolidated Financial Statements

Note 13 – Business Combinations, page 17

7.
We acknowledge your response to prior comment 13. It is apparent from your response that you paid at least $1.6 million of the taxes and duties directly to the taxing authority in India. It is also apparent from Section 17.7 of your Business Transfer Agreement filed as Exhibit 2.1 of your Form 8-K filed on October 6, 2011 that you were obligated to pay these taxes and duties. Although you indicate in your response your belief that the payment of the stamp duties to a tax collector rather than the seller is irrelevant, we believe that the concept of consideration transferred represents that conveyed to the seller. ASC 805-30-30-7 indicates that consideration transferred includes liabilities incurred by the acquirer to former owners of the acquiree. In addition, although you represent that examples of transaction costs in ASC 805-10-25-23 represent only costs that precede the acquisition, extend for a period of time and help lead up to effecting the business combination, the list of examples is not all inclusive. It appears that, without incurring these duties, you would not have been able to effect the business combination. As a result, it appears that the inclusion of these duties in the consideration transferred is inappropriate. Please amend your filing to restate your financial statements or provide us your materiality analysis, consistent with the guidance in SAB 1:M, supporting why such a restatement is not warranted.

Response:  We understand and accept the Staff’s interpretation of Accounting Standard Codification 805 as it relates to the proper accounting treatment of the stamp duties paid for transfer of the acquired land and buildings in India is concerned. On August 14, 2012, we filed an amended quarterly report on Form 10-Q/A to correct our accounting for the stamp duties and other acquisition-related costs that we determined, in consultation with our auditors, were incorrectly capitalized as part of the consideration paid for the acquired business.

Forms 8-K Dated February 28, 2012 and December 22, 2011
Item 9.01. Financial Statements and Exhibits

8.
We acknowledge your responses to comments 16 and 17. Please tell us when you intend to file amendments with the required financial information and explain to us why you have not yet filed these amendments.

Response: We completed two business acquisitions that met the significance test requiring us to file both audited, historical financial information of the acquired business and pro forma financial statements that combine the acquired business with Akorn.  The two acquisitions involved were: (1) our acquisition of the product rights to three branded, off-patent injectable drugs from Lundbeck, Inc., the U.S. Subsidiary of H. Lundbeck, A/S, and (2) our acquisition from Kilitch Drugs (India) Limited of its principal manufacturing facility and the ongoing business conducted there.  In each case, we were acquiring selected assets of the acquirees, not a complete business.  Therefore, no audited financial statements of the acquired “business” existed at the time we acquired them.  For reasons discussed in detail below, we were unable to meet the required filing deadlines for each business acquisition.

August 17, 2012	Page 14

Regarding the Lundbeck acquisition, we acquired rights to three products that were not managed by Lundbeck as a discreet business.  Our initial challenge was in obtaining the necessary waiver from the Commission to present “available information” in lieu of complete financial statements, and then actually having that available information compiled by the seller.  Our secondary challenge was locating an accounting firm that could complete this audit in a timely manner in the middle of its year-end audit season.  For various reasons, including the refusal of Lundbeck’s accounting firm to take on this engagement, we were unable to get this audit completed in the required timeframe.  Once the audit was complete, on June 29, 2012 we filed an amended report on Form 8-K/A to incorporate the audited financials and pro formas required in order to satisfy our obligations to the Commission with regard to the Lundbeck acquisition.

The Kilitch acquisition provided similar challenges.  The “business” we acquired was approximately 70% of Kilitch Drugs (India) Limited, plus certain assets of a related entity, NBZ Pharma Ltd.  Kilitch Drugs (India) Limited is a publicly-traded company in India, so it had discreet, audited financial statements presented in Indian GAAP.  But since we did not acquire their entire business, we could not utilize Kilitch’s financial statements to meet our Form 8-K reporting obligations.  We instead contracted with an accounting firm (PwC) to compile financial statement reflecting the combined business that we acquired, and  engaged a second accounting firm (Ernst & Young LLP) to audit those financials.  Difficulties in compiling the financial statement, coordinating the engagements between the two accounting firms in India, and obtaining the requested audit evidence from the sellers of the business caused this process to take far longer than the 71 days allotted. We have not yet filed the required amendment to our Form 8-K related to the Kilitch acquisition, but believe that the underlying audit is in its final stages and anticipate filing the required Form 8-K/A before the end of this month (August 2012).

Once again, we thank the Staff for offering its questions and observations regarding our filings with the Commission, as this helps us to identify and correct existing disclosures, or add new disclosures, as required.  Please feel free to directly contact our chief financial officer, Tim Dick, with any follow-up questions or comments.  Tim can be reached by phone at (847) 279-6150 or by e-mail to tim.dick@akorn.com.

Sincerely,

/s/ Rajat Rai

Rajat Rai
Chief Executive Officer